UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Janus International Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

47103N106

(CUSIP Number)

John Cannon

c/o Clearlake Capital Group, L.P.

233 Wilshire Blvd, Suite 800

Santa Monica, California 90401

(310) 400-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Matthew R. Pacey, P.C.

Julian J. Seiguer, P.C.

Michael W. Rigdon

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

(713) 836-3600

June 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47103N106

(1)	Names of reporting persons Clearlake Capital Group, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 56,671,611 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 56,671,611 (1)

(11)	Aggregate amount beneficially owned by each reporting person 56,671,611 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.4% (2)
(14)	Type of reporting person (see instructions) IA, PN

(1)

Clearlake Capital Group, L.P. serves as the investment advisor and general partner of the managers of funds holding of record an aggregate of 52,854,385 shares of common stock, par value $0.0001 per share (the “Common Stock”) of Janus International Group, Inc. (the “Issuer”) and 3,817,226 warrants to purchase Common Stock at an initial exercise price of $11.50 (“Warrants”), which are exercisable within 60 days of the date of this Statement on Schedule 13D (the “Statement”).

(2)

Based on information provided by the Issuer in its Current Report on Form 8-K filed on June 11, 2021 (the “Form 8-K”), reflecting 136,422,959 shares of Common Stock issued and outstanding as of such date and the deemed exercise and issuance of the Reporting Persons’ Warrants.

CUSIP No. 47103N106

(1)	Names of reporting persons José E. Feliciano
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 56,671,611 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 56,671,611 (1)

(11)	Aggregate amount beneficially owned by each reporting person 56,671,611 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.4% (2)
(14)	Type of reporting person (see instructions) IA, HC

(1)

Solely in his capacity as the managing member of Clearlake Capital Group, L.P. Includes 52,854,385 shares of Common Stock and 3,817,226 Warrants, which are exercisable within 60 days of the date of this Statement.

(2)

Based on information provided by the Issuer in the Form 8-K, reflecting 136,422,959 shares of Common Stock issued and outstanding as of such date and the deemed exercise and issuance of the Reporting Persons’ Warrants.

CUSIP No. 47103N106

(1)	Names of reporting persons Behdad Eghbali
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 56,671,611 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 56,671,611 (1)

(11)	Aggregate amount beneficially owned by each reporting person 56,671,611 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 40.4% (2)
(14)	Type of reporting person (see instructions) IA, HC

(1)

Solely in his capacity as the managing member of Clearlake Capital Group, L.P. Includes 52,854,385 shares of Common Stock and 3,817,226 Warrants, which are exercisable within 60 days of the date of this Statement.

(2)

Based on information provided by the Issuer in the Form 8-K, reflecting 136,422,959 shares of Common Stock issued and outstanding as of such date and the deemed exercise and issuance of the Reporting Persons’ Warrants.

Item 1. Security and Issuer.

The class of equity security to which this Statement on Schedule 13D (this “Statement”) relates is shares of common stock, par value $0.0001 per share (“Common Stock”) of Janus International Group, Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the Issuer’s principal executive office is 135 Janus International Blvd., Temple, Georgia 30179.

Item 2. Identity and Background.

(a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i) Clearlake Capital Group, L.P., a Delaware limited partnership (“CCG”), in its capacity as general partner of CCMIV (as defined below) and CCMV (as defined below);

(ii) José E. Feliciano (“Mr. Feliciano”); and

(iii) Behdad Eghbali (“Mr. Eghbali”).

Each of CCG, Mr. Feliciano and Mr. Eghbali is sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. A Joint Filing Agreement among the Reporting Persons is attached here to as Exhibit 1.

This Statement relates to the shares of Common Stock and warrants to purchase Common Stock at an initial exercise price of $11.50 (“Warrants”) held of record by various funds managed by Clearlake Capital Management IV, L.P., a Delaware limited partnership (“CCMIV”) and Clearlake Capital Management V, L.P., a Delaware limited partnership (“CCMV”). CCG serves as the investment advisor and general partner for each of CCMIV and CCMV. Mr. Feliciano and Mr. Eghbali are Managing Partners of CCG.

(b) The address of the principal business and principal office of each of the Reporting Persons is c/o Clearlake Capital Group, L.P., 233 Wilshire Blvd., Suite 800, Santa Monica, California 90401.

(c) The principal business of CCG is serving as investment advisor and/or general partner to CCMIV, CCMV and other investment vehicles. The principal occupation of each of Mr. Feliciano and Mr. Eghbali is to serve as Managing Partners of CCG, CCG.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Feliciano and Mr. Eghbali are citizens of the United States. The jurisdictions in which the other Reporting Persons were formed are set forth in Item 2(a), and such information is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

The responses to Item 4 and Item 6 of this Statement are incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Item 6 of this Statement is hereby incorporated herein by reference.

Various funds managed by CCMIV and CCMV are the holders of record of the Common Stock and Warrants, which are exercisable within 60 days of the date of this Statement on Schedule 13D (the “Statement”). The Reporting Persons hold the Common Stock and Warrants for investment purposes, but they may review and evaluate strategic alternatives, opportunities to increase shareholder value, Issuer operations, governance and control, and other matters related to the Issuer. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Statement, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Statement.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer.

(a)—(b) The information relating to the beneficial ownership of the Common Stock, including upon deemed exercise of the Warrants, by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information assumes there are 136,422,959 shares of Common Stock outstanding as of June 11, 2021, based on information furnished by the Issuer.

By virtue of the relationship among the Reporting Persons described in Item 2, including the role of each of Mr. Feliciano and Mr. Behdad as managers of CCG, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that any such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A, has effected any transactions in the Common Stock during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Business Combination Agreement

The Company entered into a Business Combination Agreement, dated as of December 21, 2020 (the “Business Combination Agreement”), by and among the Company (f/k/a Janus Parent, Inc., a Delaware corporation), Juniper Industrial Holdings, Inc. (“Juniper”), JIH Merger Sub, Inc. (“JIH Merger Sub”), Jade Blocker Merger Sub 1, Inc. (“Blocker Merger Sub 1”), Jade Blocker Merger Sub 2, Inc. (“Blocker Merger Sub 2”), Jade Blocker Merger Sub 3, Inc. (“Blocker Merger Sub 3”), Jade Blocker Merger Sub 4, Inc. (“Blocker Merger Sub 4”), Jade Blocker Merger Sub 5, Inc. (“Blocker Merger Sub 5,” and, together with Blocker Merger Sub 1, Blocker Merger Sub 2, Blocker Merger Sub 3 and Blocker Merger Sub 4, the “Blocker Merger Subs” and together with Juniper, JIH Merger Sub, and Parent, the “Parent Parties”), Clearlake Capital Partners IV (AIV-Jupiter) Blocker, Inc. (“Blocker 1”), Clearlake Capital Partners IV (Offshore) (AIV-Jupiter) Blocker, Inc. (“Blocker 2”), Clearlake Capital Partners V (AIV-Jupiter) Blocker, Inc. (“Blocker 3”), Clearlake Capital Partners V (USTE) (AIV-Jupiter) Blocker, Inc. (“Blocker 4”), Clearlake Capital Partners V (Offshore) (AIV-Jupiter) Blocker, Inc. (“Blocker 5,” and, together with Blocker 1, Blocker 2, Blocker 3 and Blocker 4, the “Blockers”), Janus Midco, LLC (“Midco”), Jupiter Management Holdings, LLC, Jupiter Intermediate Holdco, LLC, J.B.I., LLC, and Cascade GP, LLC, solely in its capacity as equityholder representative.

The Business Combination Agreement provided for (a) JIH Merger Sub to be merged with and into Juniper with Juniper being the surviving corporation in the business combination and a wholly owned subsidiary of Parent, (b) each of the Blocker Merger Subs to be merged with and into the corresponding Blockers with such Blocker being the surviving corporation in each such business combination and a wholly owned subsidiary of Parent, (c) each other equityholder of Midco to contribute or sell, as applicable, all of its equity interests in Midco to Parent in exchange for cash and/or shares of Common Stock and (d) Parent to contribute all of the equity interests in Midco acquired pursuant to the foregoing transactions to Juniper (the transactions contemplated by the foregoing clauses (a)-(d) together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”) such that, as a result of the consummation of the Transactions, Midco became a wholly owned subsidiary of Juniper.

On June 7, 2021 (the “Closing”), the parties consummated the Transaction. Immediately after giving effect to the Transactions (including as a result of the conversions described above), there were 136,422,959 shares of Common Stock and 27,400,000 warrants to purchase Common Stock issued and outstanding.

This summary is qualified in its entirety by reference to the text of the Business Combination Agreement, which is attached hereto as Exhibit 2 and is incorporated by reference.

Investor Rights Agreement

At the Closing, the Company entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with CCG, Juniper Industrial Sponsor, LLC (the “Sponsor”), certain stockholders of Juniper and certain former stockholders of Midco with respect to the shares of Common Stock issued as partial consideration under the Business Combination Agreement. The Investor Rights Agreement includes, among other things, the following provisions:

Registration Rights. The Company is required to file a resale shelf registration statement on behalf of the Company’s security holders promptly after the Closing. The Investor Rights Agreement also provides certain demand rights and piggyback rights to the Company’s security holders, subject to underwriter cutbacks and issuer blackout periods. The Company shall bear all costs and expenses incurred in connection with the resale shelf registration statement, any demand registration statement, any underwritten takedown, any block trade, any piggyback registration statement and all expenses incurred in performing or complying with its other obligations under the Investor Rights Agreement, whether or not the registration statement becomes effective.

Director Appointment. Subject to certain step down provisions, CCG has the right to nominate four board members (each, a “CCG Director”) and one board observer to the Company’s board of directors (the “Board”). CCG retains these nomination rights until, in the case of CCG Director nomination rights, it no longer beneficially owns at least 10% of the total voting power of the then outstanding shares of Parent common stock. The Sponsor has the right to nominate two directors to the initial board (each a “Sponsor Director”). The four CCG Directors, the two Sponsor Directors, the two initial independent directors, and the Chief Executive Officer of the Company will comprise the initial Board appointed in connection with the business combination. The Board shall be divided in three classes designated as Class I, Class II and Class III, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders of the Company. One initial independent director, one CCG Director, and the Chief Executive Officer will be nominated as Class I directors with initial terms ending at the Company’s 2022 annual meeting of stockholders; one initial independent director, one CCG Director, and one Sponsor Director will be nominated as Class II directors with initial terms ending at the Company’s 2023 annual meeting of stockholders; and two CCG Directors and one Sponsor Director will be nominated as Class III directors with initial terms ending at the Company’s 2024 annual meeting of stockholders.

This summary is qualified in its entirety by reference to the text of the Investor Rights Agreement, which is attached hereto as Exhibit 3 and incorporated by reference.

Lock-Up Agreement

In connection with the execution of the Business Combination Agreement, the Company entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with CCG, pursuant to which CCG will not be able to (i) transfer Warrants beneficially owned or otherwise held by them for a period of 30 days from the Closing and (ii) transfer any other securities of the Company beneficially owned or otherwise held by them for a period of 180 days from the Closing (the “Lock-Up Period”), subject to certain customary exceptions.

This summary is qualified in its entirety by reference to the text of the Lock-Up Agreement, which is attached hereto as Exhibit 4 and incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of June 16, 2021.

Exhibit 2	Power of Attorney of Reporting Persons.

Exhibit 3	Business Combination Agreement, dated December 21, 2020, by and among Juniper Industrial Holdings, Inc., Janus Parent, Inc., Janus Midco, LLC, Jupiter Management Holdings, LLC, Jupiter Intermediate Holdco, LLC and the other parties named therein (included as Annex A to the definitive Proxy Statement/Prospectus filed on May 7, 2021).

Exhibit 4	Investor Rights Agreement, dated as of June 7, 2021, by and among Janus International Group, Inc., Juniper Industrial Sponsor, LLC, and the investors party thereto (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on June 11, 2021).

Exhibit 5	Lock-Up Agreement, dated as of June 7, 2021 by and among Janus Parent, Inc. and the sponsor parties thereto (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 11, 2021).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2021

Clearlake Capital Group, L.P.

By: CCG Operations, L.L.C., its general partner,
By: CCG Global LLC, its managing member.

By:	/s/ John Cannon
Name: John Cannon
Title: Attorney-in-Fact

José Enrique Feliciano

By:	/s/ John Cannon
Name: John Cannon
Title: Attorney-in-Fact

Behded Eghbali

By:	/s/ John Cannon
Name: John Cannon
Title: Attorney-in-Fact

[Signature Page to Schedule 13D]